Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 3 to Registration Statement No. 333-197401 of our report dated April 17, 2014 (except for Notes 1 and 3.24, as to which the date is June 4, 2014 and August 20, 2014 respectively), related to the consolidated financial statements of MOL Global, Inc. as of and for the year ended December 31, 2011, 2012 and 2013 (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the convenience translation of Malaysian Ringgit amounts into United States dollar amounts) appearing in the Prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE

AF 0080

Chartered Accountants

KUALA LUMPUR, MALAYSIA

October 3, 2014